File No. 812-_______

As Filed with the Securities and Exchange Commission
on September 23, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE
DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19)
OF THE INVESTMENT COMPANY ACT OF 1940
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AXA Equitable Life Insurance Company
AXA Premier VIP Trust
EQ Advisors Trust

1290 Avenue of the Americas
New York, New York 10104
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Notice and Order to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Communications and Copies of Notice and Order to:

Patricia Louie, Esq. Vice President and Associate General Counsel AXA Equitable Life Insurance Company 1290 Avenue of the Americas New York, New York 10104	Clifford J. Alexander, Esq. Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006-1600

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This document contains a total of 46 pages.

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: AXA Equitable Life Insurance Company AXA Premier VIP Trust EQ Advisors Trust File No. 812-_______	) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) OF THE INVESTMENT COMPANY ACT OF 1940

I.    INTRODUCTION

AXA Equitable Life Insurance Company (“AXA Equitable”), AXA Premier VIP Trust (the “VIP Trust”) and EQ Advisors Trust (the “EQ Trust” and together with the VIP Trust, the “Trusts”) (collectively, the “Applicants”) hereby submit this Application (“Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Boards of Trustees (each, a “Board” and together, the “Boards”) of the Trusts who serve as Independent Trustees (as defined herein) from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Trustees to hold limited direct and indirect beneficial and legal interests in publicly-traded securities of investment sub-advisers (“Sub-advisers”) of the Trusts and their parent companies that are not affiliated with AXA Equitable.1

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[1]	The term “parent company” as used herein refers to any controlling person of a Sub-adviser. The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act.

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The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all registered open-end management investment companies or series thereof advised in the future by AXA Equitable, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) (a “control affiliate”) AXA Equitable. All existing registered open-end management companies that currently intend to rely on the order have been named as Applicants, and any other existing or future open-end management investment companies that intend to rely on the order in the future will comply with the terms and conditions in the Application.

II.     STATEMENT OF FACTS

A.         The Applicants

1.      AXA Equitable

AXA Equitable is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessors) selling life insurance and annuities. Its home office is located at 1290 Avenue of the Americas, New York, New York 10104. AXA Equitable is also an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment manager (the “Manager”) of the Trusts. AXA Equitable also serves as the administrator of the Trusts.

AXA Equitable is a wholly owned subsidiary of AXA Financial, Inc. (“AXA Financial”). Majority-owned publicly traded subsidiaries of AXA

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The terms “affiliated” and “affiliates” as used herein shall be interpreted as set forth in Section 2(a)(3) of the 1940 Act. Sub-advisers (and parent companies thereof) that are not affiliated with AXA Equitable may be referred to herein as “unaffiliated.”

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Financial currently include AllianceBernstein, L.P. (“AllianceBernstein”), a registered investment adviser that serves as a Sub-adviser to certain series of the Trusts. AXA Financial, a holding company, is an indirect, wholly owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded.

As of December 31, 2008, AXA Equitable and its consolidated subsidiaries managed approximately $543.2 billion in assets. These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.

The Applicants are not requesting exemptive relief to permit the Independent Trustees (as defined herein) to directly or indirectly hold interests in shares of AXA Equitable or any affiliate of AXA Equitable.

2.      The Trusts

Each Trust is organized as a Delaware statutory trust. In addition, each Trust is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A. The EQ Trust was established on October 31, 1996. The VIP Trust was established on October 2, 2001.

Each Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act. The EQ Trust currently has 70 separate series and the VIP Trust currently has 21 separate series (each a “Portfolio” and collectively, the “Portfolios”). Each Trust’s shares are currently sold only to insurance company

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separate accounts in connection with variable life insurance contracts and variable annuity certificates and contracts issued by AXA Equitable, AXA Life and Annuity Company, other affiliated or unaffiliated insurance companies and to The 401(k) Plan sponsored by AXA Equitable. Shares of the Trusts also may be sold to other tax-qualified retirement plans and to series of each Trust. The Trusts do not impose sales charges for buying and selling their shares. All dividends and other distributions with respect to a Portfolio’s shares are reinvested in full and fractional shares of the Portfolio to which they relate.

Each Trust has adopted a plan under Rule 18f-3 under the 1940 Act in order to permit it to offer multiple classes of shares of each of its Portfolios. Each Trust currently offers two classes of shares. The EQ Trust offers Class IA and Class IB shares and the VIP Trust offers Class A and Class B shares, which differ only in that Class IB and Class B shares are subject to distribution plans adopted and administered pursuant to Rule 12b-1 under the 1940 Act. Under the relevant distribution plan, up to 0.50% of the average daily net assets attributable to the Class IB or Class B shares, as applicable, of each Portfolio may be used to pay for distribution and shareholder services. Pursuant to each Trust’s Rule 18f-3 Plan, shares of each class of a Portfolio represent an equal pro rata interest in that Portfolio and, generally, have identical voting, dividend, liquidation and other rights, other than the payment of fees and expenses under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

The distributors for the Class IA and Class IB shares of each EQ Trust Portfolio and the Class A and Class B shares of each VIP Trust Portfolio are AXA

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Advisors, LLC (“AXA Advisors”) and AXA Distributors, LLC (“AXA Distributors”), affiliates of AXA Equitable. Under the Distribution Agreements with respect to the promotion, sale and servicing of shares of each Portfolio, payments to AXA Advisors and AXA Distributors, with respect to activities under the relevant distribution plan, are currently limited to payments at an annual rate equal to 0.25% of the average daily net assets of each Portfolio attributable to its Class IB shares or Class B shares, as applicable.

B.        Multi-Manager Structure of the Trusts

1.       The Manager

AXA Equitable currently serves as the Manager of each of the Portfolios pursuant to Investment Management Agreements between the EQ Trust, on behalf of the EQ Trust Portfolios, and AXA Equitable and between the VIP Trust, on behalf of the VIP Trust Portfolios, and AXA Equitable (each, a “Management Agreement”). AXA Equitable has served as the Manager of the EQ Trust since September 17, 1999. AXA Equitable has served as the Manager of the VIP Trust since its inception in 2001. Pursuant to the relevant Management Agreements, the Manager’s responsibilities generally include: (i) overall supervisory responsibility for the general management and investment of each Portfolio’s assets; (ii) full discretion to select new or additional Sub-advisers for each Portfolio; (iii) full discretion to enter into and materially modify existing Investment Advisory Agreements (“Advisory Agreements”) with Sub-advisers; (iv) full discretion to terminate and replace any Sub-adviser; and (v) full investment discretion to make

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all determinations with respect to the investment of a Portfolio’s assets not then managed by a Sub-adviser.

In addition, pursuant to the relevant Management Agreements, the Manager monitors the compliance of each Sub-adviser with the investment objectives, policies and restrictions of any Portfolio under the management of the Sub-adviser as well as compliance with federal and state securities laws, reviews brokerage matters, supervises each Trust’s relationships with other service providers, reviews and reports to the Board of the relevant Trust on the performance of each Sub-adviser and other service providers of the Trusts and carries out directives of the Board of each Trust. The Manager also furnishes to the Trusts at its own expense and without remuneration from or other cost to the Trusts: (i) office space; (ii) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (iii) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.

For its services, each Portfolio pays the Manager a management fee that is computed daily and paid monthly based on the value of a Portfolio’s average daily net assets. In addition, in the interest of limiting the expenses of certain Portfolios, the Manager has entered into expense limitation agreements with the Trusts with respect to those Portfolios (“Expense Limitation Agreements”). Pursuant to the Expense Limitation Agreements, the Manager has agreed to make payments or waive its management, administrative and other fees to limit the

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expenses of certain Portfolios so that the annual operating expenses of those Portfolios (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of each Portfolio’s business and, with respect to certain Portfolios, fees and expenses of other investment companies in which a Portfolio invests) do not exceed certain amounts as set forth in the relevant prospectus.

2.      Multi-Manager Order

The Manager and the Trusts have received an exemptive order from the Commission (“Multi-Manager Order”) that permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, including approval of the Board of Trustees of the relevant Trust, and without the approval of shareholders to: (i) select a new Sub-adviser or additional Sub-advisers for each Portfolio; (ii) enter into new Advisory Agreements and/or materially modify the terms of any existing Advisory Agreement;2 (iii) terminate any existing Sub-adviser and replace the Sub-adviser; and (iv) continue the employment of an existing Sub-adviser on the same contract terms where the Advisory Agreement has been assigned because of a change of control of the Sub-

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The Manager will not enter into an Advisory Agreement with a Sub-adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Portfolio or the Manager, other than by reason of serving as Sub-adviser to a Portfolio, without the Advisory Agreement, including the compensation to be paid thereunder, being approved pursuant to voting instructions by the unitholders of the relevant subaccount.

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adviser.3 If a new Sub-adviser is retained for a Portfolio, shareholders would receive notice of such action, including all information concerning any new Sub-adviser and Advisory Agreement, included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

3.      The Sub-advisers

The Sub-advisers serve in a sub-advisory capacity to the Manager with respect to each Portfolio for which they provide investment advice. Pursuant to the Advisory Agreements, and subject to the general supervision and direction of the Manager, each Sub-adviser performs the following functions: (i) furnishes an investment program for its Portfolio(s) or portion(s) thereof; (ii) makes investment decisions for its Portfolio(s) or portion(s) thereof; (iii) places all orders for the purchase and sale of those investments; and (iv) certain limited related administrative functions.

The Manager pays each Sub-adviser a sub-advisory fee for its services out of the management fee it receives from the relevant Portfolio. The sub-advisory fee is computed daily and paid monthly based on the value of the Portfolio’s average daily net assets managed by the Sub-adviser. The Portfolios do not pay the Sub-advisers any fees under the Advisory Agreements.

AXA Equitable has hired a total of 46 Sub-advisers to provide the day-to-day investment advisory services for a total of 69 Portfolios of the Trusts. For the EQ Trust, the Manager has contracted with 32 Sub-advisers to provide the day-to-

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3	See EQ Advisors Trust and EQ Financial Consultants, Inc., 1940 Act Release Nos. 23093 (Mar. 30, 1998) (notice) and 23128 (Apr. 24, 1998) (order).

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day investment advisory services for all or a discrete portion of 57 of the 70 EQ Trust Portfolios.4 For the VIP Trust, the Manager has contracted with 25 Sub-advisers to provide the day-to-day investment advisory services for a discrete portion of 12 of the 21 VIP Trust Portfolios.5 Two Sub-advisers, AllianceBernstein and AXA Rosenberg Investment Management LLC (“AXA Rosenberg”), are affiliates of AXA Equitable.

With respect to the unaffiliated Sub-advisers hired by AXA Equitable, 29 of the 44 unaffiliated Sub-advisers are either public companies or subsidiaries of public companies. These Sub-advisers and their parent companies are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets. As of July 31, 2009, the companies currently listed in the S&P 500 Index include 12 current Sub-advisers of the Trusts or parent companies thereof and another 16 former or prospective Sub-advisers or parent companies thereof. Because of the size of these organizations, the sub-advisory fees received in connection with services provided to the Trusts generally constitute a small amount of the overall revenue of these organizations.

4.      Oversight of the Sub-advisers

Pursuant to the Management Agreements and the Multi-Manager Order, one of the primary responsibilities of the Manager is to provide the Trusts with

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The All Asset Allocation Portfolio, EQ/Franklin Templeton Allocation Portfolio, EQ/International ETF Portfolio, five Crossings Allocation Portfolios and five Strategic Allocation Series Portfolios are operated as funds of funds, the assets of which are managed directly by AXA Equitable. In addition, discrete portions of eight EQ Trust Portfolios known as the PLUS Portfolios are managed directly by AXA Equitable.

[5]	Nine of the VIP Portfolios are operated as funds of funds, the assets of which are managed directly by AXA Equitable.

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investment management evaluation services, principally by reviewing and recommending to the Boards prospective Sub-advisers for each Portfolio, and thereafter monitoring and reviewing each Sub-adviser’s performance through quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations. The Manager reviews and recommends prospective Sub-advisers from a pool of candidates, including its affiliates, to manage the Portfolios. In initially evaluating each prospective Sub-adviser, the Manager considers, among other things, each Sub-adviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as it personnel, facilities, financial strength, reputation and quality of services. The Manager may allocate a Portfolio’s assets to additional Sub-advisers subject to the approval of a Trust’s Board of Trustees and has discretion to allocate each Portfolio’s assets among a Portfolio’s current Sub-advisers.

On an ongoing basis, the Manager monitors the compliance of each Sub-adviser with the investment objective(s), policies and restrictions of each Portfolio, monitors continuity in each Sub-adviser’s operations and any changes in investment personnel and senior management, reviews the performance of each Sub-adviser and reports periodically to the Trustees on these items. The Manager is responsible for communicating performance expectations and evaluations to each Sub-adviser and ultimately recommending whether the Advisory Agreement between the Manager and each Sub-adviser should be renewed, modified or terminated. The Manager provides reports to the Trustees with respect to the

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results of its evaluations, monitoring functions and determinations with respect to each Sub-adviser.

As noted above, the Manager reviews and recommends the selection of each Sub-adviser based on its continuous quantitative and qualitative evaluation of each Sub-adviser’s skills and proven abilities in managing assets pursuant to a specific investment style. While superior performance is regarded as the ultimate goal, short-term performance by itself is not a significant factor in selecting or terminating Sub-advisers. In the Manager’s view, a Sub-adviser should, among other things, (i) display discipline and thoroughness in pursuit of stated investment objectives, (ii) maintain, over time, above-average performance, and (iii) demonstrate a high level of service and responsibility. The Manager continually monitors the performance of the Sub-advisers to assess their overall competence.

From time to time, in reliance on the Multi-Manager Order, the Manager may determine that the services of a Sub-adviser should be terminated and will recommend termination to the relevant Board. In the Manager’s view, the criteria for termination include, among other things, (i) departure of key personnel from the Sub-adviser, (ii) change in or departure from the Sub-adviser’s investment style, (iii) inadequate investment processes that could result in inconsistent security selection, valuation or compliance, and (iv) inability, over time, to maintain consistent above-average performance.

Similarly, from time to time, in reliance on its Multi-Manager Order and with the approval of the relevant Board, the Manager appoints new Sub-advisers

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to advise new Portfolios (or portions thereof) or to replace Sub-advisers for existing Portfolios (or portions thereof). Thus, the Sub-advisers who provide day-to-day investment advisory services to the Portfolios change on a regular basis. In addition, Sub-advisers and their parent companies are acquired from time to time by other companies, which introduces new entities to the list of Sub-advisers for the Trusts and their parent companies.

From January 2005 through June 2009, with Board approval, the Manager terminated 17 Sub-advisers pursuant to the Multi-Manager Order. In addition, during this period, the Trusts established 44 new Portfolios. As result of the termination of certain Sub-advisers and the establishment of certain new sub-advised Portfolios, the Manager, with the approval of the Boards, added a total of 28 new Sub-advisers during this period.

C.      Boards of Trustees

Under Delaware law and pursuant to each Trust’s Agreement and Declaration of Trust, as amended, each Trust is managed under the direction of its Board of Trustees. The EQ Trust currently has eight Trustees who serve on its Board, seven of which are Independent Trustees.6 The VIP Trust currently has five Trustees who serve on its Board, four of which are Independent Trustees. It is anticipated that in the future, each Trust may seek to add new Independent

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With respect to each Trust, those Trustees who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Trust, AXA Equitable, AXA Advisors or AXA Distributors are referred to herein as the “Independent Trustees.” The terms “independent directors” and “disinterested directors” as used herein refer generally to those directors of an investment company who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the investment company.

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Trustees to its Board to increase the size of the Board or replace retiring Independent Trustees.

Each Board of Trustees complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act. In addition, each Trust relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of these rules. Moreover, each Trust is obligated to comply with the board composition requirements in the Multi-Manager Order.

Pursuant to Section 15 of the 1940 Act, the Board of each Trust, including a majority of the Independent Trustees, approved the Management Agreements for initial two year terms and has approved their continuance annually thereafter. Upon the recommendation of the Manager and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board of each Trust, including a majority of the Independent Trustees, approved each Advisory Agreement for an initial two year term and has approved its continuance annually thereafter. The Board of each Trust, including a majority the Independent Trustees, also will approve any future Advisory Agreement entered into between the Manager and a Sub-adviser.

III.     THE PROPOSED EXEMPTION

A.      Summary of Proposed Exemption

The proposed exemption would exempt the Independent Trustees of the Trusts from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to allow the Independent Trustees to hold certain limited direct and

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indirect beneficial and legal interests in the unaffiliated Sub-advisers and their parent companies, subject to the conditions set forth in Section IV.C. below.

B.      Reasons for the Proposed Exemption

1.      Imposes Significant and Unnecessary Burdens on Independent Trustees

The restriction in Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Trustees of the Trusts. This restriction requires the Independent Trustees to spend significant time and effort to avoid acquiring any interest in the Sub-advisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. To ensure independence under Section 2(a)(19)(B)(iii), Independent Trustees must track a large number of existing Sub-advisers and their parent companies, which, with respect to some Sub-advisers, may include more than one parent company, to avoid acquiring interests in such companies. Independent Trustees also must monitor their account holdings to ensure that they do not hold or acquire any interest in a new Sub-adviser (or its parent company) that is retained for a Portfolio. In addition, Independent Trustees must monitor for any changes of control that may occur with respect to a Sub-adviser or its parent companies to ensure that the Trustee does not have or acquire any interest in a new control person for the Sub-adviser or its parent company.

For Independent Trustees that have retained one or more financial advisers to manage their accounts, this process can be more complex due to the

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involvement of a third party. For example, an Independent Trustee that has retained one or more financial advisers to manage the Trustee’s account(s) typically must confer with the adviser on a continuous basis, and monitor account holdings, to ensure that the financial adviser does not invest the Trustee’s account in any securities issued by an existing Sub-adviser or its parent company. In addition, each time a new Sub-adviser is retained for a Portfolio, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Sub-adviser or its parent company. Similarly, each time a Sub-adviser or its parent company undergoes a change of control, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Sub-adviser’s or its parent company’s new control person.

The restriction in Section 2(a)(19)(B)(iii) also could force an Independent Trustee to liquidate holdings of securities issued by any new Sub-adviser or parent company thereof that is introduced to the complex in order to maintain the Trustee’s status as an Independent Trustee. Any such forced sales could result in the Independent Trustee executing transactions at an inopportune time and price and being subject to significant adverse tax consequences and additional brokerage expenses. In addition, the Section 2(a)(19)(B)(iii) restriction could force an Independent Trustee to liquidate holdings of securities issued by any Sub-adviser or parent company thereof that the Independent Trustee acquires through no action by the Trustee, such as by inheritance.

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Moreover, the restriction in Section 2(a)(19)(B)(iii) requires the Independent Trustees to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. Because of the number of Sub-advisers and because the Sub-advisers are often part of large, publicly-traded global financial services organizations, Section 2(a)(19)(B)(iii) significantly limits an Independent Trustee’s ability to invest in domestic and foreign markets. By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Trustee from holding even one share of a Sub-adviser or its parent company regardless of how limited the Sub-adviser’s role is in the fund complex.

2.      Discourages the Retention of Qualified Independent Trustees

The Section 2(a)(19)(B)(iii) restriction also may discourage qualified individuals from serving as Independent Trustees of the Trusts. Each Board recently has considered whether to commence searches for new Independent Trustees either to increase the size of the Board in light of increasing responsibilities, in anticipation of upcoming retirements or for other reasons. Because of the potential issues associated with personal investing, the Trusts must explain at the outset of discussions with potential candidates the limitations imposed by the 1940 Act on Independent Trustees. The significant limitations placed on personal investing activities (including potentially forced divestitures in order to qualify as an Independent Trustee) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in the Sub-advisers or their parent companies could limit the range of qualified

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individuals available or willing to serve as Independent Trustees of the Trusts. Moreover, the significant personal investing limitations and the additional time requirements that are imposed on the Independent Trustees of the Trusts provide those investment companies that utilize only a primary investment adviser with a competitive advantage when seeking to attract the most well-qualified candidates for their boards of directors.

In addition, due to the size of potential Sub-advisers’ organizations, beneficial and legal interests in the organizations are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diverse direct and indirect securities holdings. Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for a Trustee of the Trusts to possess are likely to have beneficial or legal interests in any number of financial services organizations. Thus, an Independent Trustee candidate would likely have to choose between serving as an Independent Trustee of the Trusts or liquidating certain of his or her holdings.

3.      Creates Potential Issues When Considering New Sub-advisers

As noted above, pursuant to its Multi-Manager Order and with the approval of the relevant Board, AXA Equitable may appoint new Sub-advisers for new Portfolios or replace Sub-advisers to existing Portfolios. The Section 2(a)(19)(B)(iii) restriction, however, may create issues that complicate decisions by AXA Equitable with respect to a Sub-adviser with otherwise strong qualifications for a particular mandate if the hiring of the Sub-adviser would

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disqualify an Independent Trustee that currently serves as an Independent Trustee from continuing to serve in that capacity or require the Independent Trustees to incur adverse consequences associated with forced divestiture in order to continue to qualify as an Independent Trustee. The Section 2(a)(19)(B)(iii) restriction may also delay AXA Equitable’s replacement of an existing Sub-adviser who is performing poorly because of the difficulty in selecting an appropriate new Sub-adviser while also considering any possible disqualification of or forced divestiture by an Independent Trustee. In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex.7 These circumstances could be disadvantageous to shareholders who invest in the Portfolios in reliance on AXA Equitable’s ability to retain the best and most qualified Sub-advisers for the Portfolios.

IV.     REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

The Applicants request that the Commission issue an order of exemption pursuant to 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trusts to hold limited direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers of the Trusts and their parent companies, subject to the conditions outlined in Section IV.C. below.

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See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Release No. 26,230 (Oct. 23, 2003), 68 Fed. Reg. 61,720, 61,724 (Oct. 29, 2003) [hereinafter Rule 15a-5 Proposing Release].

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A.      Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies and the composition of boards of directors of such companies. More specifically, Section 10(a) provides that the board of directors of an investment company must be comprised by at least 40% of directors who are “independent” of the investment company. In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of the principal underwriter. Moreover, certain exemptive rules under the 1940 Act require that a majority of the board of directors be composed of independent directors in order for the investment company to rely on these rules. With respect to the Trusts, the Multi-Manager Order also requires each Trust to have a Board of Trustees comprised of a majority of Independent Trustees.

In addition, the 1940 Act places specific responsibilities on independent directors in overseeing investment company activities. For example, in connection with the approval and renewal of investment advisory and principal underwriting agreements, Section 15(c) requires independent directors to request and evaluate information about the investment company’s investment adviser and to approve investment advisory and principal underwriting agreements.

An independent director is a director who is not an “interested person” of an investment company. Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter. Section 2(a)(19)(B)(iii) defines an

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“interested person” of an investment adviser or principal underwriter to include “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.” Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter is also an “interested person” of the investment company for which the adviser or underwriter serves.8 Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser or parent company thereof, is also an interested person of the investment company for which the investment adviser serves.

Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and their affiliates.9 In 1966, the Commission, concerned with the economic and family relationships independent

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Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company. The Commission has recognized that this provision covers investment sub-advisers. See Rule 15a-5 Proposing Release at 61,720 n.3.

9	See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).

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directors had with investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.10

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act. In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.11 With respect to security ownership, Congress was particularly concerned that under the then-current independence definition, a director could be deemed “independent” “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”12 Thus, the section was drafted to define “‘interested person’ to include persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”13 (Emphasis added.) The Senate Report on the bill also explained that the function of the amendment was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”14

_____________________

[10]	See id. at 334.

[11]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.

[12]	See id.

[13]	Id.

[14]	See id.

22	Page 22 of a total of 46 pages

In addition, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”15 For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”16 Section 6(c) of the 1940 Act provides that

[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Applicants, therefore, request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.

B.       Basis for a Section 6(c) Order

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest. The Applicants also submit that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, the Applicants

_____________________

[15]	Id. at 4929.

[16]	See id.

23	Page 23 of a total of 46 pages

submit that the proposed exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii).

1.      Necessary and Appropriate in the Public Interest

The Applicants maintain that the proposed exemption is necessary and appropriate in the public interest because (1) it will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Trusts as independent directors of sub-advised mutual funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Trustee candidates; and (3) it will permit AXA Equitable to hire Sub-advisers for the Portfolios in accordance with its Multi-Manager Order as well as shareholder expectations.

The Applicants believe that the proposed exemption will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Trusts in connection with having to avoid holding or acquiring any beneficial or legal interest in securities issued by a Sub-adviser or a parent company thereof, while still ensuring that the Independent Trustees maintain their independence from the Trusts’ Sub-advisers. The proposed exemption will allow the Independent Trustees to hold direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers or their parent companies, but will limit such interests to a de minimis amount of the outstanding securities of the Sub-advisers or their parent companies as well as a de minimis amount of the securities’ market value. These limitations will address Congress’ concerns regarding the “substantial financial” relationships and “strong ties” that could exist between

24	Page 24 of a total of 46 pages

independent directors and fund advisers, such as owning up to 4.99% of an investment adviser, while partly removing the significant restrictions currently placed on the Independent Trustees’ investments in domestic and foreign markets.

By reducing the burdens placed on the Independent Trustees in connection with personal investments, the proposed exemption also will increase the range of qualified Independent Trustee candidates available and willing to serve on the Boards. In addition, the proposed exemption will remove any unfair competitive advantage another mutual fund family may have over the Trusts for retaining the best and most qualified Independent Trustee candidates.

The proposed exemption also will ensure that AXA Equitable is able to retain the most qualified Sub-advisers to serve the Portfolios. By permitting limited investments by the Independent Trustees in the unaffiliated Sub-advisers or their parent companies, the proposed exemption will largely eliminate any concern that a proposed new Sub-adviser could automatically disqualify an Independent Trustee. For this same reason, the proposed exemption also may enhance AXA Equitable’s ability to timely terminate an underperforming Sub-adviser.17

2.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The Applicants maintain that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and

_____________________

[17]

The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex. See Rule 15a-5 Proposing Release at 61,724.

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provisions of the 1940 Act. The Applicants believe that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to investments in Sub-advisers and their parent companies. As noted above, Congress adopted Section 2(a)(19) because of its concern over “strong ties” between independent directors and fund management. In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) “is designed to ensure that an independent director does not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”18

An Independent Trustee’s limited ownership interest in an unaffiliated Sub-adviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when Section 2(a)(19) was enacted. When this section was enacted, the typical mutual fund was organized by its investment manager who provided most, if not all, of the investment management services to the fund.19 The Sub-advisers are not responsible for the organization of the Portfolios and their services are limited to the day-to-day management of the Portfolios’ assets. AXA Equitable performs the primary management function that Congress was concerned with when Section 2(a)(19) was enacted and the proposed exemption would not extend to ownership interests in AXA Equitable or any Sub-adviser affiliated with AXA

_____________________

[18]	See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,082 (Oct. 15, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999) [hereinafter Rule 2a19-3 Proposing Release].

[19]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

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Equitable. Thus, the Independent Trustees will continue to provide the “independent check on management” that Congress intended when enacting Section 2(a)(19).

In addition, the Sub-advisers are not closely associated with AXA Equitable or the Portfolios. The Sub-advisers only provide day-to-day advisory services to one or a limited number of Portfolios of the Trusts and may also serve as investment advisers to a number of other mutual funds unaffiliated with AXA Equitable or the Portfolios. In addition, the Sub-advisers are continuously monitored by AXA Equitable and may be replaced at any time by AXA Equitable. Thus, unlike AXA Equitable, the Sub-advisers are not closely associated with the Portfolios. Indeed, in many instances, the Sub-advisers are closely associated with their own mutual fund families.

Furthermore, AXA Equitable (not the Portfolios) pays the Sub-advisers their sub-advisory fees from the management fees its receives from the Portfolios. As a result, the Independent Trustees scrutinize the fee paid to each Sub-adviser as a component of the management fee paid to AXA Equitable. AXA Equitable, in turn, negotiates at arm’s length with the Sub-advisers to obtain the most favorable sub-advisory fees. Accordingly, any conflict of interest that would be presented by an Independent Trustee having a financial interest in a potential Sub-adviser is diminished significantly in comparison to AXA Equitable. Although the Sub-advisers may benefit from payments that the Independent Trustees are charged with scrutinizing, the conflict of interest between the Independent

27	Page 27 of a total of 46 pages

Trustees and Sub-advisers is significantly attenuated due to the structure of the sub-advisory fee arrangement.

In addition, because of the size of the Sub-advisers’ corporate organizations, ownership of a Sub-adviser’s (or its parent company’s) securities has little possibility of impairing the Independent Trustees’ independence. For example, it is unlikely that an Independent Trustee’s decision with respect to the approval of an Advisory Agreement would have a significant impact on the revenue of a Sub-adviser (or its parent company).20 There would be even less of a possibility that the approval of an Advisory Agreement with a Sub-adviser could result in financial benefit to an Independent Trustee.

As a practical matter, the Independent Trustees of the Trusts are already permitted to invest in securities issued by companies that serve as (or that are parent companies of) Sub-advisers to the Portfolios. Rule 2a19-3 under the 1940 Act permits the Independent Trustees to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Sub-advisers to Portfolios. The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest.” 21

______________________

[20]

For example, as of September 30, 2008, the net revenue of the Raymond James Financial, Inc. (parent company to Eagle Asset Management, Inc. (“Eagle”), a current Sub-adviser of the VIP Trust) was approximately $2.8 billion. In comparison, the gross advisory fees paid by AXA Equitable to Eagle for the calendar year ended December 31, 2008 were approximately $1.02 million.

[21]	See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001).

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Under the exemption provided by Rule 2a19-3, an Independent Trustee is permitted to hold indirect interests in many of the current Sub-advisers (or their parent companies) to the Portfolios. The S&P 500 Index includes 12 current Sub-advisers (or their parent companies). There are an additional 16 companies included in the S&P 500 Index that are previous or potential Sub-advisers (or parent companies thereof). In this regard, the proposed exemption would simply allow the Independent Trustees to hold directly interests that they are currently permitted to hold indirectly. As with Rule 2a19-3, the proposed exemption would limit an Independent Trustee’s interest in a Sub-adviser’s (or its parent company’s) securities to a de minimis amount in order to ensure that such interest is not substantial enough to impair the Independent Trustee’s independence or to create a conflict of interest.

The same is true with respect to investments in actively managed mutual funds. Commission interpretations permit the Independent Trustees of the Trusts to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as (or may be parent companies of) Sub-advisers to the Portfolios.22 Even highly diversified mutual funds are likely to hold securities issued by a significant number of the Sub-advisers (or their parent companies).

______________________

As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund. See Rule 2a19-3 Proposing Release at 59,838. Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult. As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

[22]	See Rule 2a19-3 Proposing Release at 59,838 n. 140.

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The requested relief would simply permit the Independent Trustees to hold these limited interests directly rather than indirectly through a mutual fund.

The Applicants also believe that the proposed exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with respect to sub-advisers to manager-of-managers funds. In the Rule 15a-5 Proposing Release, the Commission recognized that sub-advisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act given the role that the primary investment adviser has in a manager-of-managers structure.23 Similarly, applications filed requesting the relief granted by the Multi-Manager Order and other similar orders have asserted that sub-advisers should be treated more like portfolio managers in the context of the Section 15 shareholder approval requirement.24

______________________________

[23]

See Rule 15a-5 Proposing Release at 61,721 (noting the distinction between “subadvisory arrangements in which the subadvisers have resembled portfolio managers [versus] the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”). In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment advisory agreements with sub-advisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act. In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.

[24]

See, e.g., EQ Advisors Trust and EQ Financial Consultants, Inc., 1940 Act Release Nos. 23093 (Mar. 30, 1998) (notice) and 23128 (Apr. 24, 1998) (order) (noting, in its application for relief from the shareholder vote requirement of Section 15, that the relationship between a primary investment adviser and a sub-adviser for a manager-of-managers fund “resembles the relationship between a traditionally structured investment company and its investment adviser…. No shareholder approval is required from the

30	Page 30 of a total of 46 pages

The Applicants believe that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii). The Independent Trustees rely to a significant extent on AXA Equitable to oversee the Sub-advisers for the Portfolios, to negotiate Advisory Agreements at arms’ length with the Sub-advisers, and to make recommendations to the Trustees from time to time as necessary to replace existing Sub-advisers or hire new ones, just as independent directors might rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers from time to time without being required to obtain the approval of the board of directors of the affected fund.

Applicants also believe that this proposed approach is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders. In these orders, the Commission has required applicants to represent that no director or officer of the fund, and no primary investment adviser or director or officer thereof, will own directly or indirectly any interest in a sub-adviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a sub-adviser or control

________________________

investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment….”); see also Rule 15a-5 Proposing Release at 61,721 (noting that primary investment advisers applying for relief from the Section 15 shareholder approval requirement have “analogized subadvisers in a manager of managers arrangement to portfolio managers employed by the fund adviser who may be hired and fired without the consent of shareholders.”).

31	Page 31 of a total of 46 pages

affiliate of a sub-adviser. 25 This provision is intended to protect against conflicts of interest and the potential for self-dealing (much like Section 2(a)(19)(B)(iii)) that is present when a primary investment adviser hires a sub-adviser in which it or one of its directors or officers has a material interest. The Applicants believe that applying a similar standard to the Independent Trustees, which would permit them to hold de minimis interests in unaffiliated Sub-advisers and their parent companies, would protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Sub-advisers.

Finally, the proposed exemption would provide the flexibility Congress intended when enacting Section 2(a)(19). The enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Sub-adviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors serve on investment boards and act independently as to certain important matters. Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual, who despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in

______________________

[25]

See, e.g., EQ Advisors Trust and EQ Financial Consultants, Inc., 1940 Act Release Nos. 23093 (Mar. 30, 1998) (notice) and 23128 (Apr. 24, 1998) (order); but cf. Rule 15a-5 Proposing Release at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser ….”).

32	Page 32 of a total of 46 pages

dealing with the company’s investment adviser or principal underwriter.”26 For the reasons discussed above, the Applicants assert that the proposed exemption would cover just this type of situation.

3.      Precedent for Proposed Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser. 27 In their applications for exemptive relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company. In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of the outstanding equity and debt securities of the companies and a de minimis amount of the

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[26]	See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.

[27]

See, e.g., Dean Witter Reynolds InterCapital, et al., 1940 Act Release Nos. 12436 (May 14, 1982) (notice) and 12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., 1940 Act Release Nos. 13894 (Apr. 19, 1984) (notice) and 13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.). The Commission has also granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act. See, e.g., Shearson Loeb Rhoades Inc., et al., 1940 Act Release Nos. 11786 (June 3, 1981) (notice) and 11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., 1940 Act Release Nos. 13978 (May 31, 1984) (notice) and 14018 (June 29, 1984) (order).

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aggregate market value of the securities, as would be the case in the Applicants’ situation.

The Commission’s staff has also provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application. In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a college trustee and oversaw the college’s endowment fund, which held a security issued by the ultimate parent of the mutual fund’s investment adviser. 28 The staff noted that the interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

C.      Conditions for the Proposed Exemption

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.      Limited Interest

Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Trustee’s direct or indirect beneficial or legal interest in a Sub-adviser or its parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Sub-adviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Sub-adviser or

_____________________

[28]	See GAC Growth Fund Inc., No-Action Letter (Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (Dec. 4, 1971).

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its parent company, and (iii) the aggregate market value of all classes of equity or debt securities of the Sub-adviser and its parent company.

2.      No Indicia of Control

An Independent Trustee relying on the relief requested herein will have no indicia of control of any Sub-adviser. For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Sub-adviser, or (ii) ability to influence the management or the policies of a Sub-adviser.

3.     Oversight of Interests in Sub-advisers or Parent Companies Thereof

Each Independent Trustee relying on the relief requested herein shall notify AXA Equitable and the other Independent Trustees of any direct or indirect beneficial or legal interest held by the Independent Trustee in a Sub-adviser or its parent company. In addition, the Applicants will solicit from the Independent Trustees on an annual basis (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Sub-advisers or their parent companies, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Sub-adviser or its parent company is limited as required under the proposed exemption. In connection with the hiring of any new Sub-adviser, the Applicants also will solicit from the Independent Trustees (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Sub-adviser or its parent company, and (ii) certifications stating that any direct or indirect beneficial or legal interest in the new Sub-adviser or its parent company is limited as required under the proposed exemption.

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4.      Unaffiliated Public Companies Only

The Applicants agree that the proposed exemption would not permit an Independent Trustee, except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) AXA Equitable or any Sub-adviser affiliated with AXA Equitable (which currently includes AllianceBernstein and AXA Rosenberg), and (ii) any privately-held Sub-adviser or parent company thereof.

5.      Portfolios Relying on Multi-Manager Order Only

The Applicants agree that the proposed exemption would be limited to investments in Sub-advisers (and parent companies thereof) of the Portfolios that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

D.      Request for an Order

The Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Trustees from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trusts to hold limited direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers of the Trusts and their parent companies. The Applicants submit that, for all the reasons stated above, the proposed exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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V.     CONCLUSION

For the reasons set forth in this Application, the Applicants respectively state that the proposed exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI.     PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application. Any notice and order concerning this Application should be directed to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Please address any questions or comments concerning this Application and a copy of any notice and order to:

Patricia Louie, Esq.
Vice President and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Clifford J. Alexander, Esq.
Mark C. Amorosi, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600

(202) 778-9000

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held. Each Applicant represents

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that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. Under the current Charter and By-Laws of AXA Equitable, its business and affairs are conducted by its Board of Directors. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of AXA Equitable authorizing the appropriate officers of AXA Equitable to prepare, execute and file this Application with the Commission.

Under the current Certificate of Trust, Agreement and Declaration of Trust and By-Laws, the VIP Trust’s business and affairs are conducted by its Board of Trustees. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of the VIP Trust authorizing the appropriate officers of the VIP Trust to prepare, execute and file this Application with the Commission.

Under the current Certificate of Trust, Amended and Restated Agreement and Declaration of Trust, as amended, and By-Laws, the EQ Trust’s business and affairs are conducted by its Board of Trustees. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of the EQ Trust authorizing the appropriate officers of the EQ Trust to prepare, execute and file this Application with the Commission.

The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

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SIGNATURES

AXA Equitable Life Insurance Company has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of September, 2009.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Steven M. Joenk
 Steven M. Joenk
Senior Vice President

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AXA Premier VIP Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of September, 2009.

AXA PREMIER VIP TRUST

/s/ Steven M. Joenk
 Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

40	Page 40 of a total of 46 pages

EQ Advisors Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of September, 2009.

EQ ADVISORS TRUST

/s/ Steven M. Joenk

Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

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EXHIBIT A-1

AXA EQUITABLE LIFE INSURANCE COMPANY

CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President of AXA Equitable Life Insurance Company (the “Company”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Company on May 19, 1999, and that said resolution for the Company has not been amended or rescinded and remains in full force and effect.

FURTHER RESOLVED, That the Officers of Equitable Life are each authorized, as any of them may deem necessary or appropriate for the purpose of carrying out the intent of and implementing the foregoing resolutions, to take all such acts and prepare, execute, file and deliver all such documents in the name of and on Equitable Life’s behalf, including any and all registration statements, applications for exemptions, certificates, affidavits, consents and other instruments required under applicable federal and state laws and regulations (as conclusively evidenced by the taking of such action or the execution and delivery of such documents and instruments, as the case may be).

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at New York City, New York this 23rd day of September, 2009.

/s/ Patricia Louie
 Patricia Louie
Vice President

A-1	Page 42 of a total of 46 pages

EXHIBIT A-2

AXA PREMIER VIP TRUST

CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President and Secretary of AXA Premier VIP Trust (the “VIP Trust”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of the VIP Trust at a meeting held on September 24, 2008 and that said resolutions for the VIP Trust have not been amended or rescinded and remain in full force and effect.

VOTED, that the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission, on behalf of AXA Premier VIP Trust (the “Trust”) seeking, among other things, exemption from Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto, be, and it hereby is, approved;

VOTED, that the officers of the Trust, be, and they hereby are, authorized and directed to take such actions, execute and deliver any and all documents necessary and make such filings, upon advice of counsel, as may be necessary to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the VIP Trust at New York City, New York this 23rd day of September, 2009.

/s/ Patricia Louie
 Patricia Louie
Vice President and Secretary

A-2	Page 43 of a total of 46 pages

EXHIBIT A-3

EQ ADVISORS TRUST

CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President and Secretary of EQ Advisors Trust (the “EQ Trust”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of the EQ Trust at a meeting held on September 10-11, 2008 and that said resolutions for the EQ Trust have not been amended or rescinded and remain in full force and effect.

VOTED, that the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission, on behalf of EQ Advisors Trust (the “Trust”) seeking, among other things, exemption from Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto, be, and it hereby is, approved;

VOTED, that the officers of the Trust, be, and they hereby are, authorized and directed to take such actions, execute and deliver any and all documents necessary and make such filings, upon advice of counsel, as may be necessary to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the EQ Trust at New York City, New York this 23rd day of September, 2009.

/s/ Patricia Louie
 Patricia Louie
Vice President and Secretary

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EXHIBIT B-1

VERIFICATION

            The undersigned states that he has duly executed the attached Application dated September 23, 2009 for and on behalf of:

AXA Equitable Life Insurance Company;

that he is Senior Vice President of AXA Equitable Life Insurance Company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk
 Steven M. Joenk
Senior Vice President

B-1	Page 45 of a total of 46 pages

EXHIBIT B-2

VERIFICATION

     The undersigned states that he has duly executed the attached Application dated September 23, 2009 for and on behalf of:

     AXA Premier VIP Trust
     EQ Advisors Trust;

that he is Trustee, Chairman, President and Chief Executive Officer of each of AXA Premier VIP Trust and EQ Advisors Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk
 Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

B-2	Page 46 of a total of 46 pages